SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )

Brookdale Senior Living Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

112463104

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Brookfield Investment Management Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,341,464

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 6,297,031

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,297,031

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 5.22%

12.	Type of Reporting Person IA

Item 1.
Item 1(a)		Name of Issuer Brookdale Senior Living Inc.
Item 1(b)		Address of Issuer’s Principal Executive Offices 111 Westwood Place, Suite 400 Brentwood, TX 37027

Item 2.
2(a)		Name of Person Filing Brookfield Investment Management Inc. AMP Capital Brookfield (US) LLC (together, the “Reporting Person”)
2(b)

Address or Principal Business Office or, if none, Residence

Brookfield Investment Management Inc.
Three World Financial Center
200 Vesey Street
New York, NY 10281

AMP Capital Brookfield (US) LLC
71 S. Wacker Drive, Suite 3400
Chicago, IL 60606

2(c)		Citizenship Brookfield Investment Management Inc. – Delaware AMP Capital Brookfield (US) LLC – Delaware
2(d)		Title of Class of Securities Common stock
2(e)		CUSIP No 112463104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	a.	☐	Broker or dealer registered under Section 15 of the Act;
	b.	☐	Bank as defined in Section 3(a)(6) of the Act;
	c.	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	d.	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	e.	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	f.	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	g.	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	h.	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	i.	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	j.	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	k.	☐

Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:________________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	a.	Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).
	b.	Percent of class: See the response(s) to Item 11 on the attached cover page(s).
	c.	Number of shares as to which such person has:
		i.	Sole power to vote or to direct the vote See the response(s) to Item 5 on the attached cover page(s).
		ii.	Shared power to vote or to direct the vote See the response(s) to Item 6 on the attached cover page(s).
		iii.	Sole power to dispose or to direct the disposition of See the response(s) to Item 7 on the attached cover page(s).
		iv.	Shared power to dispose or to direct the disposition of See the response(s) to Item 8 on the attached cover page(s).

Item 5.	Ownership of 5 Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Clients of the Reporting Person have or may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their accounts. No such client is known to have such right or power to more than 5% of the class of securities to which this report relates.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011

Brookfield Investment Management Inc.

By:	/s/ Seth Gelman
Name: Seth Gelman
Title: Chief Compliance Officer

AMP Capital Brookfield (US) LLC

By:	/s/ Seth Gelman
Name: Seth Gelman
Title: Chief Compliance Officer

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Brookdale Senior Living Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 14, 2011.

Brookfield Investment Management Inc.

By:	/s/ Seth Gelman
Name: Seth Gelman
Title: Chief Compliance Officer

AMP Capital Brookfield (US) LLC

By:	/s/ Seth Gelman
Name: Seth Gelman
Title: Chief Compliance Officer